UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55365

CAT 9 GROUP, INC.

(Exact name of registrant as specified in its charter)

Room 2001, Dading Century Square, No 387, Tianren Road, Wuhou District

Chengdu, Sichuan Province, China 610000

86-028-85594777

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [ ] Rule 12g-4(a)(2) [X] Rule 12h-3(b)(1)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: Forty One (41).

Pursuant to the requirements of the Securities Exchange Act of 1934, CAT 9 Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 12, 2022	By: /s/ Wenfa “Simon” Sun
Wenfa “Simon” Sun President, Chief Executive Officer, and Chairman of the Board of Directors

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